Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) is designed to provide a reader of the financial statements of the Food Safety Business (defined below) with a narrative from the perspective of management. As used in this document, the “Food Safety Business” refers to the business conducted by the Food Safety department of 3M Company, a Delaware corporation (“3M”), and its subsidiaries.  The Food Safety Business includes the manufacturing, marketing, distributing, selling and servicing products or services designed or marketed for (i) detecting, enumerating and culturing (or collecting or holding for the purpose of detecting, enumerating, and culturing) microorganisms or food allergens in commercial food safety applications (except where solely performed to assess the need for or to evaluate the efficacy of filtration and separation products of the 3M Separation and Purification Sciences Division) and (ii) detecting adenosine triphosphate to determine the hygienic status of surfaces, products or environments, in each case in commercial food safety applications.

This MD&A is presented in the following sections:

•	Overview

•	Results of Operations

•	Financial Condition and Liquidity

•	Quantitative and Qualitative Disclosures About Market Risk

This MD&A should be read in conjunction with the combined annual financial statements and accompanying notes of the Food Safety Business included in the registration statement on Form S-4 and Form S-1 (Registration No. 333-263669) (the “Registration Statement”) of Garden SpinCo Corporation, a Delaware corporation (“Garden SpinCo”), and the interim financial statements and accompanying notes of the Food Safety Business included in Exhibit 99.2 to the Current Report on Form 8-K to which this document is included as Exhibit 99.3. This MD&A includes forward-looking statements that may involve risks and uncertainties that could cause results to differ materially from those projected. For additional information, refer to the section below entitled “Cautionary Statement Regarding Forward-Looking Statements” and the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the Registration Statement.

Overview

The Food Safety Business is a global leader in food safety solutions, protecting the health of consumers and the brands of its customers by providing cost-effective solutions in detecting food contamination in commercial food products.

The Food Safety Business has one operating and reportable segment and has been historically managed as part of 3M’s Healthcare Business Group.

The management team of Food Safety Business believes the assumptions underlying the preparation of the combined financial statements of the Food Safety Business included in this Current Report on Form 8-K are reasonable. However, these financial statements may not necessarily reflect the Food Safety Business’s results of operations, financial position and cash flows in the future or what they would have been had the Food Safety Business been a standalone company.

Reverse Morris Trust Transaction

On December 13, 2021, 3M, Garden SpinCo, Neogen Corporation, a Michigan corporation (“Neogen”), and Nova RMT Sub, Inc., a Delaware corporation and wholly owned subsidiary of Neogen (“Merger Sub”), entered into certain definitive agreements, pursuant to which, among other things, the Food Safety Business will combine with Neogen in a Reverse Morris Trust transaction. For additional information, about the transactions contemplated by the Agreement and Plan of Merger, dated as of December 13, 2021, by and among 3M, Neogen, Garden SpinCo and Merger Sub (as it may be amended from time to time),  the Separation and Distribution Agreement, dated as of December 13, 2021, by and among 3M, Garden SpinCo and Neogen (as it may be amended from time to time), the Asset Purchase Agreement, dated as of December 13, 2021, by and between 3M and Neogen (as it may be amended from time to time) and certain related transaction documents (collectively, the “Transactions”), refer to the sections entitled “The Transactions” and “The Transaction Agreements” in the Registration Statement.

Basis of presentation

The combined financial statements of the Food Safety Business discussed in this MD&A have been derived from 3M’s accounting records as if the Food Safety Business’s operations had been conducted independently from those of 3M and were prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. For all periods presented, the Food Safety Business existed as part of several legal entities of 3M with no separate legal status. The financial statements include general corporate expenses and shared expenses of 3M that were historically incurred by or charged to the Food Safety Business for certain support functions that are provided on a centralized basis, such as expenses related to information technology, finance and controlling, human resources, sales and marketing, and use of shared assets. The financial statements may not be indicative of the Food Safety Business’s future performance and do not necessarily reflect what the financial position, results of operations and cash flows would have been had it operated as an independent company during the periods presented.

Prior to the closing of the Transactions, the Food Safety Business’s operating results have been included in 3M’s various consolidated U.S. federal and certain state income tax returns, as well as non-U.S. returns. The Food Safety Business combined financial statements reflect income taxes under the separate return method. Under this approach, income tax expense and deferred tax assets and liabilities are determined as if the Food Safety Business filed separate returns for the years presented.

For further descriptions of the Food Safety Business and the underlying basis of presentation, see the notes to the Food Safety Business’s combined annual financial statements and accompanying notes included in the Registration Statement and the Food Safety Business’s interim financial statements and accompanying notes included in Exhibit 99.2 to the Current Report on Form 8-K to which this document is included as Exhibit 99.3. You should read this discussion in conjunction with the historical consolidated financial statements of 3M.

Comparison of the Three Months and Six Months Ended June 30, 2022 to June 30, 2021

Net Sales

	Three months ended,			Six months ended,
(In thousands of U.S. dollars)	June 30, 2022	June 30, 2021	Change	June 30, 2022	June 30, 2021	Change
Net sales	$89,352	$93,441	(4.4)%	$180,973	$178,958	1.1%

Net sales decreased during the three months ended June 30, 2022 as compared to the same period in 2021. The 4.4% decrease in net sales was largely driven by a corresponding 4.4% year-on-year decrease from currency translation impacts.   Flat local currency growth was driven by growing demand for products in the Americas and Asia, offset by COVID-19 related lockdowns in China and 3M’s decision to suspend distribution of product in Russia.

Net sales increased during the six months ended June 30, 2022 as compared to the same period in 2021. The increase in net sales was driven by a recovery in demand for indicators and pathogen products aligning with the recovery of broader food markets, partially offset by the impact of COVID-19 related lockdowns in China and 3M’s decision to suspend distribution of product in Russia. The 1.1% increase in sales includes a year-on-year decrease of 3.7% from currency translation impacts.

Operating Expenses

	Three months ended,			Six months ended,
(In thousands of U.S. dollars)	June 30, 2022	June 30, 2021	Change	June 30, 2022	June 30, 2021	Change
Cost of sales	$38,478	$34,267	12.3%	$74,707	$66,382	12.5%
Selling, general and administrative expenses (SG&A)	20,736	20,380	1.7%	42,846	40,345	6.2%
Research, development and related expenses (R&D)	6,037	6,197	(2.6)%	12,372	12,233	1.1%
Total operating expenses	$65,251	$60,844	7.2%	$129,925	$118,960	9.2%

Cost of Sales:

Cost of sales includes manufacturing, engineering and freight costs. Measured as percent to sales, cost of sales was 43.1% and 36.7% in the three months ended June 30, 2022 and 2021 respectively. Cost of sales, measured as a percent of sales, increased for the three months ended June 30, 2022 due to several inflationary impacts including higher raw material, labor, logistics and outsourced manufacturing costs.  Further, global supply chain challenges have impacted productivity at manufacturing locations, including a temporary weather related shutdown at 3M’s Brookings, South Dakota manufacturing facility during the second quarter of 2022.

Measured as a percent to sales, cost of sales was 41.3% and 37.1% for the six months ended June 30, 2022 and 2021, respectively.  Cost of sales, measured as a percent of sales, increased for the six months ended June 30, 2022 due to several inflationary impacts including higher raw material, labor, logistics and outsourced manufacturing costs. Further, global supply chain challenges have impacted productivity at manufacturing locations.

Selling, General and Administrative:

SG&A costs increased slightly for the three months ended June 30, 2022 when compared to the same period in 2021. The increase was driven primarily by higher compensation and benefit costs.

SG&A costs increased for the six months ended June 30, 2022 when compared to the same period in 2021. The increase was driven primarily by higher compensation and benefit costs and additional resources added throughout 2021 as markets recovered and spending resumed on key growth initiatives.

Research, Development and Related Expenses:

R&D costs were relatively flat for both the three and six months ended June 30, 2022 when compared to the same periods in 2021. The Food Safety Business continued to invest in key initiatives, including R&D aimed at disruptive innovation programs in addition to expansion of customer-facing application engineers.

Operating Income

	Three months ended,			Six months ended,
(In thousands of U.S. dollars)	June 30, 2022	June 30, 2021	Change	June 30, 2022	June 30, 2021	Change
Operating income	$24,101	$32,597	(26.1)%	$51,048	$59,998	(14.9)%

Operating income measured as percent to sales was 27.0% and 34.9% in the three months ended June 30, 2022 and 2021 respectively. Operating income measured as a percent of sales, decreased 790 basis points in the three months ended June 30, 2022 compared to the same period in 2021 primarily due to inflation and manufacturing productivity impacts due to global supply chain disruption, and the impact of changes in foreign currency.

Operating income measured as percent to sales was 28.2% and 33.5% in the six months ended June 30, 2022 and 2021 respectively. Operating income measured as a percent of sales, decreased 530 basis points in the six months ended June 30, 2022 compared to the same period in 2021 primarily due to inflation and manufacturing productivity impacts due to global supply chain disruption.

Provision for Income Taxes

	Three months ended,		Six months ended,
(In thousands of U.S. dollars)	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Effective tax rate	19.9%	21.3%	20.5%	20.8%

The effective tax rate for the three months ended June 30, 2022 was 19.9%, compared to 21.3% for the three months ended June 30, 2021, a decrease of 140 basis points, which is primarily due to the geographic mix of earnings with differing statutory tax rates.

The effective tax rate for the six months ended June 30, 2022 was 20.5%, compared to 20.8% for the six months ended June 30, 2021, a decrease of 30 basis points, which is primarily due to the geographic mix of earnings with differing statutory tax rates.

Financial Condition and Liquidity

Historically, the Food Safety Business’s cash flow provided by operations has been transferred to 3M, and transfers from 3M have been the primary source of liquidity of the Food Safety Business.  Transfers of cash to and from 3M’s cash management system are reflected in “3M net investment” in the combined balance sheet, combined statement of cash flows and combined statement of changes in equity.  The Food Safety Business has not reported cash or cash equivalents for the periods presented in the combined balance sheet.  The Food Safety Business expects 3M to continue to fund the Food Safety Business’s cash needs until the consummation of the Transactions.

3M has been advised that following the consummation of the Transactions, Neogen expects to deploy its sources of liquidity and its capital resources to continue to provide support to the Food Safety Business.

Summary of Cash Flows

Cash flows from operating, investing and financing activities are provided in the tables that follow.  Individual amounts in the combined statement of cash flows exclude the effects of exchange rate impacts on cash and cash equivalents, which are presented separately.  Thus, the amounts presented in the following operating, investing and financing activities tables reflect changes in balances from period to period adjusted for these effects.

Cash Flows Summary Table:

	Six months ended June 30,
(In thousands of U.S. dollars)	2022	2021
Net cash provided by (used in) operating activities	34,280	40,665
Net cash provided by (used in) investing activities	(1,918)	(2,963)
Net cash provided by (used in) financing activities	(32,362)	(37,702)

Operating cash flows decreased by approximately $6,385 thousand during the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 due primarily to lower net income and the cash impact from capitalization of R&D for U.S. tax purposes. Net cash used in investing activities decreased by approximately $1,045 thousand during the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 due to lower capital expenditures.  Net cash used in financing activities decreased by approximately $5,340 thousand during the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 due to a decrease in net transfers to 3M.

Garden SpinCo Financing

In December 2021, Garden SpinCo entered into a $1 billion debt financing commitment (the “bridge commitment”) related to the Transactions. The bridge commitment provided potential bridge financing (the “bridge facility”) for Garden SpinCo’s payment of approximately $1 billion of consideration, subject to closing and other adjustments, to 3M under the terms of the Transactions.

In connection with Garden SpinCo’s entry into the Senior Secured Credit Agreement, on June 30, 2022 Garden SpinCo terminated $650.0 million in aggregate principal amount of the commitments under the Bridge Facility. On July 20, 2022, the remaining commitments under the Bridge Facility in the aggregate principal amount of $350.0 million were reduced on a dollar-for-dollar basis by the principal amount of the 8.625% Senior Notes due 2030 issued by Garden SpinCo.

Material Cash Requirements from Known Contractual and Other Obligations

The Food Safety Business does not have any material cash requirements from known contractual and other obligations (including lease obligations). The Food Safety Business has no debt attributable to the business and lease obligations do not represent a material cash requirement. The Food Safety Business purchases the majority of its materials and services as needed without material unconditional commitments.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risks

The Food Safety Business faces transactional exchange rate risk from transactions with customers in countries outside the United States and from intercompany transactions between 3M affiliates. Foreign currency exchange rates and fluctuations in those rates may cause fluctuations in cash flows related to foreign denominated transactions. The Food Safety Business is also exposed to the translation of foreign currency earnings to the U.S. dollar.

As part of 3M, the Food Safety Business has generally accepted the exposure to exchange rate movements without using derivative financial instruments to manage this risk. Both positive and negative movements in currency exchange rates against the U.S. dollar will therefore continue to affect the reported amount of sales, profit, and assets and liabilities in the Food Safety Business’s financial statements.

Concentration of Credit Risk

The Food Safety Business’s sales are not materially dependent on any single customer. For the interim and annual periods presented, no one individual customer or group of affiliated customers represented more than 10 percent of the Food Safety Business’s total sales or receivables. Credit risk associated with the Food Safety Business’s receivables is representative of the geographic, industry, and customer diversity associated with the Food Safety Business’s global businesses.

Commodity Prices Risk

The Food Safety Business manages commodity price risks through negotiated supply contracts and price protection agreements. The Food Safety Business does not participate in material hedging activity.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Neogen, 3M and Garden SpinCo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined Neogen-Garden SpinCo company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Neogen and 3M’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Neogen and 3M’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed transaction may not be satisfied or waived, on a timely basis or otherwise, including that the required approval by the shareholders of Neogen may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the timeframe expected by Neogen, 3M and Garden SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Neogen and the Food Safety Business, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the Food Safety Business from the other businesses of 3M; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the proposed transaction with their employees, customers, suppliers, or other counterparties; and (17) risk factors detailed from time to time in Neogen’s and 3M’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Neogen’s and 3M’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including Neogen’s registration statement on Form S-4 (Reg. No. 333-263667), which was declared effective by the SEC on August 4, 2022, Neogen’s definitive proxy statement on Schedule 14A with respect to the special meeting of Neogen shareholders in connection with the proposed transaction, as amended and supplemented, filed with the SEC on July 18, 2022 and the Registration Statement, which was declared effective by the SEC on August 4, 2022, in each case, filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this document. None of Neogen, 3M or Garden SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.